Advantage Advisers Whistler Fund, LLC
Matters submitted to a vote of security holders

There was a special meeting of security holders on April
30, 2003. Proposal 1, to approve a new advisory agreement between the Fund and Advantage Advisers Management, LLC received 69,113,077 votes in the affirmative, 1,475,807 votes in the negative, 1,625,772 votes abstained, and 61,378,981 non-voting shares. Proposal 2, to elect Charles
Barber, Paul Belica, James Buck, Jesse Ausubel, Janet
Schinderman, Luis Rubio and Howard Singer as Managers of the Fund. Charles Barber received 69,697,347 votes in the affirmative, 2,517,309 votes in the negative, and 61,378,981 non-voting shares; Paul Belica received
69,489,383 votes in the affirmative, 2,725,273 votes in the negative, and 61,378,981 non-voting shares; James Buck received 69,519,570 votes in the affirmative, 2,695,086 votes in the negative, and 61,378,981 non-voting shares;
Jesse Ausubel received 69,727,534 votes in the affirmative, 2,487,122 votes in the negative, and 61,378,981 non-voting shares; Janet Schinderman received 69,727,534 votes in the affirmative, 2,487,122 votes in the negative, and 61,378,981 non-voting shares; Luis Rubio received
69,519,570 votes in the affirmative, 2,695,086 votes in the negative, and 61,378,981 non-voting shares; and Howard
Singer received 69,727,534 votes in the affirmative, 2,487,122 votes in the negative, and 61,378,981 non-voting shares. The current Managers of the Fund are Lawrence
Becker, Janet Schinderman, Luis Rubio, Marshall Dornfeld,
Jesse Ausubel and James Buck.